Exhibit 99.2
NICE Launches Scenario Analyzer, Enhancing Customer Journey
Analytics with Business Intelligence

NICE’s new Customer Journey Optimization capability helps organizations identify and capitalize on customer motivations and trends, minimize deflections and churn, and boost customer satisfaction

Paramus, New Jersey, August 8, 2016 – NICE (NASDAQ: NICE) today announced the launch of Scenario Analyzer, which allows organizations to conduct precise, in-depth analysis of various business challenges related to the cross-channel customer journey.

Some specific business use cases that can be addressed include:
•	Digital containment – Reducing digital-to-human deflection by analyzing all journeys from web and/or mobile to a voice call
•	Churn reduction – Minimizing churn by analyzing all journeys ending with customers leaving the service provider
•	Customer experience – Increasing customer satisfaction by analyzing scenarios that ended with unhappy customers

Part of the NICE Customer Journey Optimization solution, Scenario Analyzer is the first application of its kind, empowering enterprises to weed out inefficiencies, bottlenecks, and stress points in the customer journey, apply relevant business intelligence in real time, and leverage a more comprehensive understanding of the customer to deliver a perfect customer experience, every time.

Scenario Analyzer lets analysts zoom in on deflections from one channel to another based on specific use cases. They can then examine underlying factors such as initial contact reasoning, customer profile, number of transfers, and time spent on each channel. This information enables organizations to understand why customers move between channels and take prompt action to resolve recurring issues.

According to the 2016 NICE-BCG Survey of consumers worldwide, most organizations provide a poor journey experience, with 76 percent of respondents experiencing difficulties when switching channels. Respondents believe a perfect experience hinges on “the agent already knowing what I need and providing an immediate solution” (49 percent); “the rep knowing what I already did in a self-service channel” (42 percent); and “my information being forwarded from department to department” (42 percent).

“Organizations must strive to create a customer experience that is informed, personalized, and effortless – these are the major hallmarks of excellent customer service,” said Miki Migdal, president of the NICE Enterprise Product Group. “Considering customers use, on average, six different channels to interact with service providers, it is vital for organizations to have comprehensive cross-channel customer journey information at their fingertips so they can meet the needs and expectation of customers at every step of the journey.”

“By identifying which ‘leg’ of the customer journey is intrinsic to achieving a particular business goal, and drilling down to understand the origin of the problem, organizations can investigate and improve the customer journey experience and drive business results,” said Migdal.

About NICE Customer Journey Optimization
NICE Customer Journey Optimization uses predictive and real-time analytics as well as patented machine learning technologies to identify customer behavior patterns and help determine customers’ next move, likeliness to churn, or interest in a particular product or offer. Organizations can use this information to personalize the customer experience in real time by deciding which offers or messages to present to a customer while an interaction is taking place.

About NICE
NICE (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.